VIA EDGAR AND OVERNIGHT COURIER
October 19, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720
Attn: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-161930
Ladies and Gentlemen:
          This letter is being furnished on behalf of Anthera Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated October 13, 2009 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Paul F. Truex, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement No. 333-161930 on Form S-1 (the “Registration Statement”) that was filed with the Commission on September 15, 2009. Amendment No. 1 to the Registration Statement (“Amendment No. 1”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on October 19, 2009.
          The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 1 as marked, other than those referenced in any headings or Staff comments, which correspond to the original filing. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses. Additional copies of this letter, its enclosures, and Amendment No. 1 (clean and marked to show changes from the original filing) are also enclosed for Mr. Scot Foley and Mr. Frank Wyman of the Commission.

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

Form S-1
General
1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the prospectus prior to its use. Please note, we may have comments regarding these materials.
          The Company has included on a supplemental basis proofs of all graphic, visual or photographic information the Company intends to use in the prospectus as enclosures with this letter.
2.	Prior to effectiveness, please have a FINRA representative call the Staff, to confirm that FINRA has completed its review of the transaction.
          The Company acknowledges the Staff’s comment and will, prior to effectiveness, request that a FINRA representative call the Staff to confirm that FINRA has completed its review of the transaction.
3.	Please note that comments relating to your confidential treatment request will be sent under separate cover.
          The Company acknowledges the Staff’s comment.
Prospectus Summary, page 1
4.	As currently written, your summary focuses on the benefits and advantages of your company without addressing any disadvantages. Please revise your summary to discuss your losses and accumulated deficit, your expected additional losses over the next several years, your negative working capital, and your lack of operating revenues. This disclosure should be quantified and be presented as prominently as your disclosure relating to the positive attributes of your business.
          In response to the Staff’s comment, the Company has revised the disclosure on page 4 to discuss the Company’s losses and accumulated deficit, its expected additional losses over the next several years, its negative working capital and its lack of revenues.

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

5.	We note your statement on page 3 that the Phase 1 clinical trials of A-623 showed the candidate was safe and effective in selecting modulating and reducing B-cells in lupus patients. Please note that the FDA determines safety and efficacy. You may state that the product was well tolerated and that it appeared to achieve the trials endpoints. Please revise accordingly here and throughout your filing.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 60, 62, 70, 71, 72, 73 and 76 to remove references to the safety or efficacy of its product candidates.
6.	To the extent that you include statements about the product candidate’s success in achieving endpoints, you should state whether the results were statistically significant, include the p values and explain what the p values mean.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 67 and 73 to state whether the results were statistically significant, to include the p values and to explain what the p values mean.
Our Strategy, page 4
7.	The discussion of the risks and uncertainties should be as prominent as your discussion of your strategy. Please expand the discussion to provide more details of the identified risks and include a more prominent heading.
          In response to the Staff’s comment, the Company has expanded its discussion of risks related to its business on pages 4 and 5 to provide more details of identified risks and has included a more prominent heading.
Risk Factors, page 8
8.	Please delete the reference to additional risks and uncertainties that are not presently known to you. It is not appropriate to warn against risks that are not identified in your registration statement.
          In response to the Staff’s comment, the Company has deleted the reference on page 10 to additional risks and uncertainties that are not presently known to the Company.

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

“We will need substantial additional capital in the future . . .” page 9
9.	Please revise your risk factor heading to state that the auditors have issued a going concern opinion. Additionally, please revise the discussion to state that you had negative working capital of $7,453,556 as of June 30, 2009.
          In response to the Staff’s comment, the Company has revised the risk factor heading on page 11 to state that the auditors have issued a going concern opinion, and have revised the discussion to state that the Company had negative working capital of approximately $11.8 million as of September 30, 2009.
“The timing of the milestone and royalty payments we are required to make” page 10
10.	We note that you have requested confidential treatment of the individual milestone payments required in your agreements with Eli Lilly and Shionogi and Amgen. Please disclose the aggregate milestone payments pursuant to each of these agreements. While we are willing to consider the confidential treatment request for each individual amount payable pursuant to each agreement, we consider the aggregate amount payable pursuant to each agreement to be material. Similarly, provide this information in the “Licenses” discussion.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 13, 86 and 87 to disclose the aggregate milestone payments pursuant to each of these agreements.
Use of Proceeds, page 33
11.	If you expect to pay any of the amounts owed to Amgen using proceeds from this offering, please revise to disclose this information. If you do not expect to use proceeds from this offering to pay any of the amounts owed to Amgen, please revise the risk factor titled “Our ability to develop A-623 depends on our ability to make payment or agree to alternative payment terms with Amgen regarding an unpaid license fee” to disclose that you do not plan to use proceeds from this offering to pay amounts owed to Amgen.
          Prior to the filing of Amendment No. 1, the Company amended its agreement with Amgen to provide for the payment of the remaining $4.5 million up front license fee prior to October 26, 2009. The Company intends to pay that fee on or prior to October 26, 2009 out of funds currently available. As a result, the Company has removed the risk factor disclosure related to the risk of non-payment of this fee and has not included any additional disclosure in the Use of Proceeds section.

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

12.	Please indicate the stage of development you expect to achieve for each product candidate with the proceeds from this offering.
          In response to the Staff’s comment, the Company has revised the disclosure on page 35 to indicate the stage of development the Company expects to achieve for each product candidate with the proceeds of this offering.
          Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Critical Accounting Policies and Estimates, page 44
Share-Based Compensation, page 45
13.	If you do not have an estimated offering price in your next filing, we will defer our evaluation of stock-based compensation until your estimated offering price is specified. Please continue to provide us with updates to the requested analysis for all equity related transactions through the effectiveness date of your registration statement.
          The Company acknowledges the Staff’s comment.
14.	Please expand your disclosure to explain and quantify the difference between the cash price of the most recently sold preferred stock to the estimated fair value of the common stock at each valuation date. Explain the causes of changes in fair value of the common stock (significant milestones achieved, etc) and disclose all significant assumptions. It is not clear why the common stock would be valued at such a large discount to the preferred in 2009, 2008 and 2007. You should consider a tabular format to explain the changes in fair value of the common stock over time. Clarify the date the valuation was finalized and the date for which the value was determined, e.g., on October 31, 2008 the value of the common stock as of September 30, 2008 was determined.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 47 through 49.
15.	Please disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in the registration statement.
          The Company acknowledges the Staff’s comment, and will disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price in the first amendment to the Registration Statement that includes an estimated IPO price. In response to the Staff’s comment, the number of options outstanding as of the most recent balance sheet, September 30, 2009, has been disclosed on page 49.

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

Business, page 54
Historical Clinical Studies, page 63
16.	Please explain the meaning of the p values.
          In response to the Staff’s comment, the Company has included an explanation of the p values on page 67.
Licenses, page 81
17.	We note that you have requested confidential treatment of the milestone payments and royalty rates in your agreements with Eli Lilly and Shionogi and Amgen. While we are willing to consider your request for confidential treatment of individual milestone payments and the actual royalty rates, we consider the aggregate milestone payments pursuant to each agreement and a royalty range to be material information. Since your royalty payments obligations are tiered based on net sales, it would be sufficient to provide a range and explain how the rate changes as net sales change. For example, state that the royalty rate is in the high single digits but decreases to the low single digits once net sales of a certain threshold are achieved.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 87.
Manufacturing and Supply, page 83
18.	We note your statement that you believe there are alternative sources of supply that can satisfy your clinical study requirements without significant delay or material additional costs. This statement appears to contradict the information discussed in the risk factor titled “Any failure by our third-party manufacturers on which we rely to produce our preclinical and clinical drug supplies...”on page 21. Please explain the apparent contradiction. If you are substantially dependent on any agreements with manufacturers, you should identify these manufacturers, identify which product candidates they manufacture, describe the material terms of any agreements with these manufacturers and file the agreements as exhibits. If you believe you are not substantially dependent on these agreements, please explain the basis for your belief.
          The Company respectfully advises the Staff that it believes there are several third-party manufacturers and suppliers that the Company may utilize in producing preclinical and clinical drug supplies and commercial supplies of any approved product candidates. Should any of such manufacturers or suppliers be unavailable to the Company, the Company believes it would be able to utilize another manufacturer or supplier without significant delay or additional material costs. However, should a supplier or manufacturer on which the Company has relied produced a

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

product and that product is later discovered to be faulty or is recalled, the Company would likely experience significant delays and material additional costs in removing such product from the market and replacing such product. In response to the Staff’s comment, the Company has revised the disclosure on page 87 to clarify the disclosure.
Compensation, page 99
Compensation Discussion and Analysis, page 100
19.	We note your discussion on page 102 that you did not pay any bonuses based on corporate goals in 2008. Please note that the corporate and individual goals should be identified regardless of whether bonuses were paid based on the achievement of these goals. Please specify the individual performance goals for each of your Named Executive Officers and the corporate, or operational, goals that were in place in 2008. To the extent that these goals were quantified, your discussion should also be quantified. Please be as specific as possible.
          In response to the Staff’s comment, the Company has revised the disclosure on page 108. The Company respectfully advises the Staff that the Company did not have any individual performance goals for the Named Executive Officers and the corporate goals as discussed on page 109 were informal.
20.	We note that equity incentive grant guidelines for your named executive officers range from 1% to 2.75%. Please clarify whether there is a target grant set for each named executive officer or whether the range is applicable to all named executive officers.
          In response to the Staff’s comment, the Company has revised the disclosure on page 108.
21.	To the extent that equity incentive grants are made at the discretion of the board of directors and the recommendation of the compensation committee, you should describe the factors that were considered in determining these equity incentive grants, including the informal goals.
          In response to the Staff’s comment, the Company has revised the disclosure on page 109.
Principal Stockholders, page 122
22.	Please clarify who or what individual(s) or entities Dr. James Healy shares voting and investment power with regarding the shares held by Soffinova Venture Partners VI, L.P.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 121 and 130.

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

23.	Please clarify whether Dr. A. Rachel Leheny has investment and/or dispositive power in addition to voting power with respect to the shares held by Caxton Advantage Life Sciences Fund, L.P.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 130.
Financial Statements
Note 8. Stock Options, page F-23
24.	Please disclose the following information for equity instruments granted during the twelve months prior to June 30, 2009:
a.	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts); and
In response to the Staff’s comment, the Company has included tabular disclosure regarding equity instruments granted during the twelve months prior to September 30, 2009 on page 49. For each grant date, the Company disclosed in tabular format the number of options granted and the exercise price for each. Because the exercise price for each option was at the estimated fair market value of the common stock, there was no intrinsic value attributable for any option granted.
b.	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
In response to the Staff’s comment, the Company informs that Staff that the valuations the Company utilized in determining the fair value of the equity instruments were contemporaneous with the grant dates.
          The Company has reviewed its remaining footnote disclosure, and respectfully submits to the Staff that the Company believes its disclosure as written complies with FAS 123R without additional detail.

United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2009

          If you any questions, further comments or require additional information relating to the foregoing, please telephone either the undersigned at (415) 733-6099 or Mitzi Chang at (415) 733-6017.
Sincerely,
/s/ Bradley A. Bugdanowitz
Bradley A. Bugdanowitz, Esq.
of GOODWIN PROCTER LLP
Enclosures

cc:	Paul Truex (Anthera Pharmaceuticals, Inc.)
Christopher Lowe (Anthera Pharmaceuticals, Inc.)
Andrew Williamson, Esq. (Latham & Watkins LLP)